UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2022

Commission File Number: 001-39937

ZIM Integrated Shipping Services Ltd.
(Exact Name of Registrant as Specified in Its Charter)

9 Andrei Sakharov Street
P.O. Box 15067
Matam, Haifa 3190500, Israel
+972 (4) 865-2000
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐ No ☒

On March 23, 2022, and in connection with the payment of a dividend previously announced by the Company expected to take place on April 4, 2022 (the “Dividend”), the Company has issued a press release announcing it has secured an extension of its previously obtained tax ruling from the Israeli Tax Authority (“ITA”) with respect to the tax withholding procedures relating to the payment of the Dividend, and to any future dividend distributions to be made by the Company on or before December 31, 2022, if declared by the Company (the “Ruling”). A copy of this press release is attached herewith as Exhibit 99.1.

In addition, and as in accordance with the Ruling and the Company’s press release, A copy of the following forms:  (i) “Declaration of Status For Israeli Income Tax Purposes”; (ii) “Beneficiary’s Details”; and (iii) “Additional Beneficiary’s Details – Controlling Person” in connection with the payment of the Dividend are attached herewith as Exhibits 99.2, 99.3 and 99.4, respectively.

The information in this Form 6-K (including Exhibits 99.1, 99.2, 99.3 and 99.4) shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Exchange Act.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ZIM INTEGRATED SHIPPING SERVICES LTD.

By:	/s/ Noam Nativ
Noam Nativ
EVP General Counsel and Corporate Secretary

Date: March 23, 2022

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION
99.1	Press Release dated March 23, 2022
99.2	Form of Declaration of Status For Israeli Income Tax Purposes
99.3	Form of Beneficiary’s Details
99.4	Additional Beneficiary’s Details – Controlling Person